VF 3-24-05

05040421

ED STATES
XCHANGE COMMISSION
n, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66093

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2004 AND ENDING 12-31-2004
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SL Distributors Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Financial Plaza
(No. and Street)

Hartford CT 06103
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouse Coopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Ave, Room 33201 New York NY 33201
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 11 2005
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION RECEIVED MAR [illegible] WASH, D.C. 179

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VF 3-24-05

OATH OR AFFIRMATION

I, William M. Bourque, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of S L Distributors, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

William M Bourque
Signature

President
Title

Patricia M. Gagliardi
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and Shareholder
of SL Distributors, Inc.:

In our opinion, the accompanying statement of financial condition and the related statements of income, changes in shareholders' equity and cash flows present fairly, in all material respects, the financial position of SL Distributors, Inc. (the "Company") at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. The financial statements of the Company as of December 31, 2003 and for the period from August 12, 2003 (date of inception) through December 31, 2003 were audited by other independent auditors whose report, dated February 24, 2004, expressed an unqualified opinion on those statements.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 25, 2005

Financial Statements and Supplemental Information

SL Distributors, Inc.

For year ended December 31, 2004 and period from August 12, 2003 (Date of inception) through December 31, 2003

With Report of Independent Auditors and Supplementary Report Of Independent Auditors on Internal Control.

SL Distributors, Inc.

Financial Statements
and Supplemental Information

Year ended December 31, 2004 and period from August 12, 2003
(Date of inception) through December 31, 2003

Contents

Report of Independent Auditors

To the Board of Directors
SL Distributors, Inc.:

In our opinion, the accompanying statements of financial condition and the related statements of income, changes in shareholders' equity and cash flows present fairly, in all material respects, the financial position of SL Distributors, Inc. at December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The financial statements of the Company for the year ended December 31, 2003 which are prepared in accordance with accounting principles generally accepted in the United States of America were audited by other independent accountants whose report dated February 26, 2004, expressed an unqualified opinion on the fair representation of the financial statements in conformity with the basis of accounting described above.

25 February, 2005

SL Distributors, Inc.

Statements of Financial Condition

	December 31, 2004	December 31, 2003
Assets		
Cash	$ 25,000	$ 9,659
Receivable from Parent	12,500	341
Total Assets	37,500	10,000
Liabilities		
Accrued Expenses	12,500	-
Total Liabilities	12,500	-
Shareholder's Equity		
Shareholder's Equity:		
Common Stock (20,000 shares authorized, issued and outstanding, $0.01 par value)	200	200
Paid-in Capital	24,800	9,800
Total Shareholder's Equity	25,000	10,000
Total Liabilities and Shareholder's Equity	$ 37,500	$ 10,000

See accompanying notes to financial statements.

SL Distributors, Inc.

Statements of Income

Revenues	Year Ended December 31, 2004 and period from August 12, 2003 (Date of inception) through December 31, 2003 — 2004	2003
Commissions	$ 131,586	$ -
Other Income	105,077	60,331
Total Revenues	236,663	60,331
Expenses		
Commissions	131,586	-
Legal Fees	59,222	59,735
Administrative Fee	22,000	-
Audit Fees	12,500	-
NASD Fees	7,875	-
Other Expenses	3,480	596
Total Expenses	236,663	60,331
Net Income	$ -	$ -

See accompanying notes to financial statements.

SL Distributors, Inc.

Statements of Changes in Shareholder's Equity

	Year Ended December 31, 2004 and period from August 12, 2003 (Date of inception) through December 31, 2003	
	2004	2003
Common stock (20,000 shares authorized, issued and outstanding,		
Balance at beginning of the year/date of inception	$ 200	$ -
Common stock issued	-	200
Balance at the end of the year	200	200
Paid-in capital:		
Balance at beginning of the year/date of inception	9,800	-
Capital contribution	15,000	9,800
Balance at the end of the year	24,800	9,800
Retained earnings:		
Balance at beginning of year/date of inception	-	-
Net income	-	-
Balance at end of year	-	-
Total shareholder's equity	$ 25,000	$ 10,000

See accompanying notes to financial statements.

SL Distributors, Inc.

Statements of Cash Flows

	Year Ended December 31, 2004 and period from August 12, 2003 (Date of inception) through December 31, 2003	
	2004	2003
Cash flows from operating activities		
Net income	$ -	$ -
Adjustments to reconcile net income to net cash provided by/(used in) operating activities:		
Change in Accrued Expenses	12,500	
Change of receivable from parent	(12,159)	(341)
Net cash provided by/(used in) operating activities	341	(341)
Cash flows from financing activities		
Capital contributions from parent	15,000	9,800
Common stock issued	-	200
Net cash provided by financing activities	15,000	10,000
Net increase in cash	15,341	9,659
Cash at beginning of year/date of inception	9,659	-
Cash at end of year	$ 25,000	$ 9,659

See accompanying notes to financial statements.

Notes to Financial Statements

1. Organization and Operation

SL Distributors, Inc. (the "Company") was incorporated on August 12, 2003, as a wholly-owned subsidiary of Sage Life Assurance of America, Inc. (the "Parent"), which is a wholly-owned indirect subsidiary of Swiss Re Life Health of America Inc.

The Company is the principal underwriter and broker/dealer for registered life and annuity products issued by the Parent. The Company is registered as a broker/dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers.

The financial statements have been prepared from the separate records maintained by the Company and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated entity.

2. Summary of Significant Accounting Policies

Basis of Reporting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Estimates

The preparation of financial statements, in accordance with accounting principles generally accepted in the United States of America, requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company pays commissions to outside brokers. Since the Company is not underwriting new business, commissions paid are calculated based on the persistency of the inforce block of business. The Company also receives a commission from its Parent that is calculated in the same manner as the commissions paid to outside brokers.

Under an expense sharing agreement with its Parent (See Note 5 – Related Party Transactions), the Company is reimbursed for all of its third party expenses. The Company recognizes the expense as Other Income in the accompanying Statements of Income.

Income Taxes

Deferred tax liabilities or assets reflect temporary differences between amounts of assets and liabilities for financial and tax reporting The future tax benefits of deferred tax assets are recognized when the realization of such benefits is more likely than not.

For the years ended December 31, 2004 and 2003, the Company files a stand-alone tax return for federal and state purposes.

3. Income Taxes

The Company files a separate company federal income tax return and state income tax return. The federal and state income tax provisions are computed on a separate return basis.

The total tax provision for the year ended December 31, 2004 is based on pre-tax results of $0.

	Year Ended December 31, 2004
	2004
Current	$ -
Deferred	-
Total income tax provision	$ -

The components of the net deferred income tax assets as of December 31, 2004 is as follows (in whole dollars):

	Year Ended December 31, 2004
	2004
Deferred income tax assets:	
Organizational costs	$ 18,659
Net operating losses	41,401
Gross deferred income tax assets	60,060
Valuation allowance	(60,060)
Total deferred income tax assets	$ -
Deferred income tax liabilities:	
Other	-
Gross deferred income tax liabilities	-
Net deferred income tax assets	$ -

Management has determined that a valuation allowance should be established against the total deferred tax asset at this time due to cumulative losses.

At December 31, 2004 , the Company had available, for federal, state and local income tax purposes, regular net operating loss carryforwards of approximately $116,697, which will expire between 2023 and 2024.

The Company is taxed at the statutory federal rate of 35%.

4. Net Capital Requirements

As a broker/dealer, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The minimum capital requirement for the Company is $5,000, since it is the Company's intention to engage solely in the purchase, sale and redemption of interests or participations in insurance company separate accounts or mutual funds and not to carry customer accounts. At December 31, 2004 and 2003 the Company had net capital of $24,800 and $9,800, respectively. At December 31, 2004 and 2003, the Company had no aggregate indebtedness.

5. Related Party Transactions

Under an expense sharing agreement with its Parent, the Company is reimbursed for its general expenses and paid a commission equal to the commissions paid by the Company to its outside brokers. The Company also utilizes the services of officers and employees of the Parent and is not charged for these services.

In addition, per agreement with Conning & Company ("Conning") and the Company, Conning allocates a portion of their overhead expenses and employee costs estimated at $2,750 per month for services provided with regards to the administration of the business of the Company.

Supplemental Information

SL Distributors, Inc.

Computation of Net Capital Pursuant to Rule 15c3-1

Computation of net capital		
Total shareholder's equity	$	25,000
Net capital	$	24,800
Aggregate indebtedness	$	12,500
Net capital requirement under Rule 15c3-1 ($5,000 or 6 2/3% of aggregate indebtedness)	$	5,000
Excess of net capital over minimum required	$	19,800
Ratio of aggregate indebtedness to net capital		1 to 2

There are no material differences between the computation of Net Capital included in this report and the corresponding schedule included in the Company's December 31, 2004 Part IIA FOCUS filing.

SL Distributors, Inc.

Statement Regarding Rule 15c3-3

December 31, 2004

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule.

Supplementary Report

Independent Auditors' Supplementary Report on Internal Control

To the Board of Directors
SL Distributors, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of SL Distributors, Inc. (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss

from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

25 February, 2005